Exhibit No. 11

                                  IMATRON INC.
                       Computation of Per Share Earnings
                 (Amounts in thousands, except per share data)
                                  (Unaudited)


                                        Three Months Ended    Nine Months Ended
                                          September 30,         September 30,
                                       -------------------   -------------------
                                         1995       1994       1995       1994
                                       --------   --------   --------   --------


PRIMARY/SIMPLE:

Average shares outstanding              55,488     50,778     54,764     50,778
Conversion of preferred stock                       9,039                 9,039
Net effect of dilutive stock options
   based on the treasury stock method
   using the average market price                   1,842                 1,321
Net effect of dilutive stock warrants
   based on the treasury stock method
   using the average market price                     786                   786
                                       --------   --------   --------   --------
      TOTAL                             55,488     62,445     54,764     61,924
                                       ========   ========   ========   ========

Net income (loss)                     $ (3,132)   $   582    $  (297)   $  1,624
                                      =========   ========   ========   ========

Net income (loss) per share           $  (0.06)   $  0.01    $ (0.01)   $  0.03
                                      =========   ========   ========   ========